1040 West Georgia, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at April 20, 2012 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 1, 2012 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to “the Company”, “we” and “our” refer to Taseko Mines Limited. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy, as recommended by Management.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

use the internet through Computershare’s website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number.

In any case the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker (an “intermediary”). The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners (“OBOs”) who object to their name being made known to the issuers of securities they own; and Non-Objecting Beneficial Owners (“NOBOs”) who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of provisions in National Instrument 54-101 permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare in accordance with the complete instructions set out on the VIF and in the Information Circular. Computershare will tabulate results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These security holder materials are sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all proxies sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares."

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, all but two of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and approval of the Option Plan continuation.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE Amex (“Amex”). The board of directors (the “Board”) of the Company has fixed April 20, 2012 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 194,660,835 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at April 20, 2012.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. The Company’s Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 – 1040 West Georgia, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are nine director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the nine nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the nine nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected.

ELECTION OF DIRECTORS

The size of the Company’s Board is currently determined at nine based on that number having been elected at the 2011 annual shareholders meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted “withhold,” the nominee will submit his or her resignation promptly after the Meeting for consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board’s decision to accept or reject the resignation offer will be disclosed to the public. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management’s nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of April 20, 2012.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
William P. Armstrong Director British Columbia, Canada	Since May 2006	69,500 Common Shares 526,000 Options
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	63,000 Common Shares 441,000 Options
Scott D. Cousens Director British Columbia, Canada	Since October 1992	501,000 Options
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	713,186 Common Shares 451,000 Options
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	1,189,992 Common Shares 2,995,000 Options
H. Wayne Kirk Director Washington, USA	Since July 2004	92,000 Common Shares 369,000 Options
Alexander G. Morrison Director Washington, USA	Since April 2011	8,300 Common Shares 200,000 Options
Richard A. Mundie Director British Columbia, Canada	Since January 2010	300,000 Options
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,183,443 Common Shares 670,000 Options

No director or officer of the Company is as of the date hereof, or has been within the 10 years before April 20, 2012, a director or officer of any company that, while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course, which involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Compania Minera El Brocal	Director	January 2001	February 2007
Euromax Resources Ltd.	Director	October 2011	February 2012
Hansa Resources Ltd.	Director	August 2008	April 2010
Taseko Mines Limited	Director	May 2006	Present

T. Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who has been involved in the financing and management of publicly traded companies for over 25 years. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Creso Exploration Inc.	Director	July 2010	October 2010
Farallon Mining Ltd.	Director	March 1998	January 2011

Company	Positions Held	From	To
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President and CEO	September 1991	November 2009
	Director	September 1991	January 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	President, CEO and Director	June 1986	Present
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Vatic Ventures Corporation	Director	January 2011	Present

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded Hunter Dickinson companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. He is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Farallon Mining Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
	Chairman	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director Capital Markets	February 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Services Inc.provides services to. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	June 2009
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Curis Resources Ltd.	Director	November 2010	Present
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Mining Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004

Company	Positions Held	From	To
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	December 2011
	Chairman	April 2004	December 2011
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	Present
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

Russell E. Hallbauer, P.Eng. – Director, President & CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	Present
	Director	November 2010	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

H. Wayne Kirk, LLB – Director

Mr. Kirk is a retired attorney and professional consultant. With over 35 years professional experience he also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	September 2011
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	January 2012
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

Alexander G. Morrison, CA - Director

Mr. Morrison is a mining executive and chartered accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Washington.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	April 2010
Taseko Mines Limited	Director	April 2011	Present

Richard A. Mundie, CA – Director

Mr. Mundie is a Chartered Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan. Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	July 2011
	President and Chief Executive Officer	September 2000	August 2007
Continental Minerals Corporation	Director	November 1995	April 2011
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	Present
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present

Company	Positions Held	From	To
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Quadro Resources Ltd. (formerly Tri-Gold Resources Corp.)	Director	July 1992	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the “Manual”), most recently amended by the Board on July 20, 2011. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company’s business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company’s internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Manual is available for review at the Company’s website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director’s interest in or other relationship with the corporation. The policies recommend that an exchange listed company’s board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances.

The Company’s policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company’s policies, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to, materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company’s current executive officers served at the same time on that entity’s compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board proposes nine nominees for the office of director of whom five have been determined by the Board to be can “independent” directors. The “independent” nominees are T. Barry Coughlan, H. Wayne Kirk, Richard A. Mundie, Alexander G. Morrison and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Scott D. Cousens (provides capital finance and investor communications services), Robert A. Dickinson (former Chairman and Co-Chairman of the Board and provides geological consulting services), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (Chairman of the Board and provides management services).

All directors, other than Mr. Armstrong, Mr. Mundie and Mr. Morrison, serve together on boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. (“HDSI”). As described in the Company’s Annual Information Form filed on SEDAR on March 29, 2012, HDSI is a private company which until recently was owned by several public resource companies, one of which was Taseko. Some members of the executive management of the Company are also principals of HDSI (including Messrs. Hallbauer, Cousens, Dickinson and Thiessen) and HDSI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. This Committee consists of H. Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison, each of whom are independent (see above), and it was this committee that considered and recommended re-election of the current Board. The Board monitors the activities of senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied with the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies suggest that (i) the Compensation and Nominating and Governance committees of the board of directors of a listed company should generally be composed of all independent directors, and that other committees, not including the Audit and Risk Committee, generally be composed of at least a majority of independent directors, (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the corporation’s approach to governance issues, (iii) the Audit and Risk committee of every board of directors must be composed only of independent directors, and the role of the Audit and Risk committee must be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the Audit and Risk committee have direct access to the corporation’s external auditor.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Environmental Health and Safety Committee, an Investment Committee and an Executive Committee. For information concerning the Audit and Risk Committee please see pages 55 and 56, and Appendix A, of the Company’s Annual Information Form filed on SEDAR on March 29, 2012.

Compensation Committee

The Board has established a Compensation Committee consisting of T. Barry Coughlan (Chairman), William P. Armstrong, and Richard A. Mundie. The Compensation Committee recommends compensation for directors and senior management and administers the Company’s stock option plan. See further disclosure under Statement of Executive Compensation below. The Compensation Committee charter, which was last amended on July 20, 2011, is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

Functions of the Compensation Committee are: to review, on an annual basis, the compensation paid to the Company’s executive officers and directors; to review performance of the Company’s executive officers; to make recommendations on officer and director compensation to the Board; and to administer the stock option plan.

The Compensation Committee periodically considers the grant of stock options. Options are granted to the Chief Executive Officer, other members of management, other employees and certain consultants, and directors taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of shareholders.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of H. Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison. The Nominating and Governance Committee charter was last amended on July 20, 2011 and is included in the Manual. This charter is available for viewing at the Company’s website at www.tasekomines.com.

The Nominating and Governance Committee is given the responsibility of developing and recommending to the Board the Company’s approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company also has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the Nominating and Governance Committee, and those evaluations and assessments are then provided to the Board.

Investment Committee

The Board has established an Investment Committee consisting of Russell E. Hallbauer (Chairman), William P. Armstrong, Ronald W. Thiessen, and H. Wayne Kirk. The Investment Committee charter was last amended on July 20, 2011 and is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The function of the Investment Committee is to review certain investment and/or financial transactions brought forth by management and make recommendations to the Board.

Executive Committee

The Board has established an Executive Committee consisting of Russell E. Hallbauer (Chairman), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen. The Executive Committee charter is included in the Manual and is available for viewing at the Company’s website www.tasekomines.com. The Executive Committee reviews and authorizes certain capital expenditures and exercises certain of the Board’s powers in circumstances where the full Board cannot be convened on a timely basis.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chairman), Alexander G. Morrison and Richard A. Mundie. The Environmental, Health and Safety Committee charter was last amended on July 20, 2011 and is included in the Manual and is available for viewing at the Company’s website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management’s responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board remains with the full Board.

The Board generally requires that all material transactions (including those in excess of $5,000,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5,000,000 must also receive approval of the plenary Board. The Company’s Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors’ Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the Nominating and Governance Committee has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole. This function is carried out annually by or under supervision of the Nominating and Governance Committee.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2011.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Environment al Health and Safety Committee	Investment Committee	Executive Committee
William P. Armstrong (1)	6 of 6	N/A	N/A	5 of 5	2 of 2	N/A	N/A
T. Barry Coughlan (2)	6 of 6	N/A	1of 1	5 of 5	N/A	N/A	N/A

Director	Board Meetings	Audit Committee	Nominating and Governance Committee	Compensation Committee	Environment al Health and Safety Committee	Investment Committee	Executive Committee
Scott D. Cousens	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
Robert A. Dickinson	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
David Elliott(6)	1 of 3	0 of 1	N/A	N/A	N/A	N/A	N/A
Russell E. Hallbauer (4)	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
H. Wayne Kirk (5) (8)	5 of 6	5 of 5	1 of 1	N/A	1 of 1	N/A	N/A
Alexander G. Morrison (7) (8)	3 of 3	4 of 4	1 of 1	N/A	1 of 1	N/A	N/A
Richard A. Mundie(3)	6 of 6	5 of 5	N/A	5 of 5	2 of 2	N/A	N/A
Ronald W. Thiessen	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A

Notes:
(1)	Environmental, Health and Safety Committee Chairman
(2)	Compensation Committee Chairman
(3)	Audit Committee Chairman
(4)	Investment Committee and Executive Committee Chairman
(5)	Nominating and Governance Committee Chairman
(6)	Mr. Elliott ceased to be a director on June 1, 2011.
(7)	Mr. Morrison was appointed as a director on April 6, 2011.
(8)	Mr. Kirk ceased to be a member of the Environmental, Health and Safety Committee on June 1, 2011 and was replaced by Mr. Morrison as of that date.

Other Directorships

See Biographies under Election of Directors above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board has adopted an ethics policy which is included in the Manual and is available on the Company’s website. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommends the nine continuing directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (or “NEO”) means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”);
(b)	the Chief Financial Officer (“CFO”);
(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at December 31, 2011.

Compensation Discussion and Analysis

Compensation Committee

The Company has a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation. The Compensation Committee has the following duties, responsibilities and authority:

(a)	to annually review and recommend to the Board the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.

(b)

to annually review the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed.

(c)	to recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers").

(d)	to recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company.

(e)

to recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and to recommend incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentives at comparable companies and the awards given in past years.

(f)	to evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan.

(g)

to periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers.

(h)	to provide oversight of the performance evaluation and incentive compensation of non- Officer personnel providing services to the Company.

(i)	to administer the Company's stock option and other equity based compensation plans and determine the grants of stock options and other equity based compensation.

(j)	to recommend to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of T. Barry Coughlan (Chairman), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2011, the committee met five times and all Committee members attended these meetings.

As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in:

(a)	reviewing compensation philosophy including base compensation structures & incentive programs;

(b)	reviewing specific executive and director compensation;

(c)	administering of stock options and other equity based compensation plans and the determination of stock option grants; and

(d)	reviewing performance goals and the assessments of corporate officers.

Mr. Coughlan (Chairman of the Compensation Committee) is a director of a number of public companies and also serves on the Chairman of the Compensation Committees of Great Basin Gold Corp., Rathdowney Resources Ltd., and Northcliff Resources Ltd. Mr. Armstrong has more than 45 years of mining operations experience. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years. See disclosure under “Biographical Information of Nominees for Director” for relevant education and experience of policies of the Compensation Committee.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the Company’s senior management, although the Compensation Committee guides it in this role. As part of its mandate the Board determines the type and amount of compensation for the Company’s executive officers.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives. The Company’s compensation policies and programs are designed to be competitive with similar companies and to recognize and reward executive performance consistent with the success of the Company’s business.

Philosophy and Objectives

The compensation program for the Company’s senior management is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s Shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries that are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company.

The salary to be paid to a particular NEO is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources, including surveys conducted by independent consultants and national and international list publications such as the PricewaterhouseCoopers Consulting Mining Industry Salary Survey and Hays Group Global Mining Compensation Review. In addition, Lane Caputo Compensation Inc. was engaged to assist the Compensation Committee with its review of compensation arrangements for its NEOs and independent directors and to recommend changes (if any) to pay elements and/or strategy to align them with current market practices. Payment of a cash salary fits within the objective of the compensation program since it rewards each NEO for performance of his or her duties and responsibilities. Compensation of the CEO is approved annually by the Board. Increases in base salary and bonus levels are determined taking into account independent market survey data.

Bonus Compensation

The executive officers of the Company have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. The Board has not set formal performance milestones for the executive officers. However, the Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses as recommended by the Compensation Committee. Bonuses are awarded at the discretion of the Board. The purpose of the discretionary portion of the bonus is to motivate executives’ overall performance and their performance relating to matters that may not be addressed in the performance goals that each executive sets. The Board believes that every important aspect of executive performance is not capable of being specifically quantified in a predetermined objective goal. For example, events outside the Company’s control may occur after the Company has established the executives’ performance goals for the year that require its executives to focus their attention on different or other strategic objectives.

For 2011, the Board approved a bonus of $310,000 for Mr. Hallbauer, $152,000 for Mr. McManus, $162,000 for Mr. Mitchell, $91,000 for Mr. Jones, $93,000 for Mr. Rouleau, and $95,000 for Mr. Battison.

Equity Participation – Option Based Awards

The Company has a share option plan in place dated for reference March 22, 2006, as amended March 15, 2007, as amended April 3, 2011, and as amended April 27, 2012 (the “Plan”) see “Share Option Plan” below.

Long term incentives are comprised of stock options. The Black-Scholes method is used to value stock options. The Compensation Committee is delegated the authority to grant stock options. Options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant.

The Company believes that encouraging its executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options vest on terms established by the Compensation Committee.

The Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

The Company’s long term incentives are designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees, motivating performance through incentive compensation, promoting greater alignment of interests between employees and shareholders in creating long-term shareholder value, and enabling employees to participate in the long-term growth and financial success of the Company. The Black-Scholes method is used to value stock options. Stock options provide employees with the opportunity to participate in the growth of the Company’s share price as well as benefit from the favourable tax treatment applicable to this form of compensation.

See disclosure under “Securities Authorized For Issuance Under Equity Compensation Plans” for material terms of the Company’s current option plan and disclosure under “Particulars of Matters To Be Acted Upon” for material terms of the Company proposed new share option plan.

General

The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any NEO or individual at a principal business unit or division to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

There is a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of options granted as compensation or equity securities held, directly or indirectly, by the NEO or director. To the Company’s knowledge, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of options granted as compensation or equity securities held during the year ended December 31, 2011.

Performance Graph

The following graph compares the total cumulative Shareholder return for $100 invested in Common Shares of the Company on September 30, 2006 with the cumulative total return of the TSX Composite Index on September 30, 2006 to December 31, 2011. The graph also shows the total NEO compensation paid over the same period.

Note: No dividends have been declared on the Company’s Common Shares.

SUMMARY COMPENSATION TABLE

The summary table below lists compensation paid and benefits awarded to the NEOs during the Company’s three most recent annual financial periods ended December 31, 2009, December 31, 2010, and December 31, 2011 respectively. Amounts are expressed in Canadian dollars unless otherwise noted.

Non-equity incentive plan compensation
Named Executive Officer	Year(1)	Salary ($)	Option based awards(3) ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value(2) ($)	All Other Compensation ($)	Total Compensation ($)
Russell E. Hallbauer (2) President and CEO	2011 2010 2009	519,000 495,000 450,000	305,000 847,788 1,356,550	310,000 370,000 225,000	Nil Nil Nil	77,500 120,864 223,960	Nil Nil Nil	1,211,500 1,833,652 2,255,510
Peter Mitchell (2) Chief Financial Officer	2011 2010 2009	327,000 310,000 300,000	190,000 565,192 Nil	162,000 232,000 120,000	Nil Nil Nil	52,973 71,004 71,004	Nil Nil Nil	731,973 1,178,196 491,004
John W. McManus (2) Senior VP of Operations	2011 2010 2009	317,000 305,000 280,000	190,000 565,192 Nil	152,000 229,000 112,000	Nil Nil Nil	48,374 57,804 57,804	Nil Nil Nil	707,374 1,156,996 449,804
Brian Battison (2) VP of Corporate Affairs	2011 2010 2009	237,000 230,000 220,000	140,000 423,894 Nil	95,000 46,000 44,000	Nil Nil Nil	47,366 57,804 57,804	Nil Nil Nil	519,366 757,698 321,804
Scott Jones (2) VP of Engineering	2011 2010 2009	227,000 220,000 200,000	140,000 423,894 Nil	91,000 88,000 40,000	Nil Nil Nil	51,951 71,004 71,004	Nil Nil Nil	509,951 802,898 311,004
David Rouleau(2)(4) VP of Operations	2011 2010	232,000 121,875	140,000 460,000	93,000 34,000	Nil Nil	44,463 Nil	Nil Nil	509,463 615,875

Notes:
1)	The reporting periods presented in the table above are the three twelve month financial periods ended December 31, 2011, December 31, 2010 and December 31, 2009.
2)

The amounts reported as accumulated pension plan values reflect the accumulated equity inside the defined contribution pension plan for Messrs. Hallbauer, McManus, Mitchell, Battison, Jones and Rouleau. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the defined benefit plan.

3)

During January 2011, options were granted to Messrs. Hallbauer, McManus, Battison, Jones, Rouleau and Mitchell. Aside from the options granted to Mr. Hallbauer, there were no options issued to the other NEOs during fiscal 2009. For compensation purposes for the years reported, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company’s common share price, expected dividend yield, and risk-free interest rate.

4)	Mr. Rouleau was appointed Vice President of Operations on June 2010. The 2010 salary in the above table reflects the pro-rata portion of his annual base salary of $225,000.

Incentive Plan Awards – Option-based Awards

The Company has an option-based awards plan and does not have any share based awards plan. The following table sets out all option-based awards outstanding as at December 31, 2011, for each NEO:

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in-the-money options(1) ($)
Russell E. Hallbauer	202,500 1,250,000 587,500 300,000 305,000	1.00 1.15 1.71 4.46 5.13	12 – 10 – 2013 01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	362,475 2,050,000 634,500 Nil Nil
Peter Mitchell	285,000 200,000 190,000	1.00 4.46 5.13	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016	510,150 Nil Nil
John W. McManus	650,000 200,000 190,000	1.00 4.46 5.13	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016	1,163,500 Nil Nil
Brian Battison	325,000 150,000 140,000	1.00 4.46 5.13	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016	581,750 Nil Nil
Scott Jones	218,000 150,000 140,000	1.00 4.46 5.13	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016	390,220 Nil Nil
David Rouleau	150,000 210,000 140,000 100,000	4.77 5.00 5.13 5.39	01 – 15 – 2015 01 – 28 – 2015 01 – 04 – 2016 04 – 06 – 2015	Nil Nil Nil Nil

Notes:
1)

The value at December 31, 2011 is calculated by determining the difference between the closing price of the Company’s Common Shares at December 31, 2011 ($2.79 /share) underlying the option on the TSX and the exercise price of the options.

Subsequent to December 31, 2011, the following options were granted to the NEOs:

Name	Options granted	Grant Date	Expiry Date	Exercise Price
Hallbauer R.	350,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Mitchell P.	225,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
McManus J.	225,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Battison B.	150,000	Jan 3, 2012	Jan 3, 2017	$ 2.65

Jones S.	150,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Rouleau D.	150,000	Jan 3, 2012	Jan 3, 2017	$ 2.65

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan value vested (or earned) during the twelve months ended December 31, 2011, for each NEO:

Named Executive Officer	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Russell E. Hallbauer	2,659,625	Nil
Peter Mitchell	31,333	Nil
John W. McManus	31,333	Nil
Brian Battison	23,500	Nil
Scott Jones	23,500	Nil
David Rouleau	55,134	Nil

Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares at date of exercise and the exercise or base price of the option under the option-based award on the vest date.

Information about the Current Share Option Plan

In addition to the annual matters requiring Shareholder action which are described in detail above, namely the election of directors and the appointment of the auditors for the ensuing year; the Company is seeking Shareholder approval to consider, and if thought fit, approve the continuation of the Company’s Share Option Plan dated for reference March 22, 2006, as amended March 15, 2007, April 3, 2011 and April 27, 2012 (the “Plan”). The 2012 amendment to was to reduce the allowable number of options to independent directors as a group at any time outstanding to a maximum of 1% of the Company’s then outstanding shares. Because the amendment was a restriction on grants, it did not require shareholders approval. The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company, encourage the alignment of interests with its shareholders and foster their continued association with the Company.

The Company believes that encouraging its directors, executives and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Company’s Plan. Stock options are granted to senior executives, employees, certain consultants and directors taking into account a number of factors, including the amount and term of options previously granted, base compensation and bonuses and competitive factors. Options are generally granted to senior executives and vest on terms established by the Compensation Committee. At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted in prior years taking into account competitive compensation factors and the belief that options help align the interests of such persons with the interests of Shareholders.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

Material Terms of the Plan

Please refer to Securities Authorized for Issuance under Equity Compensation Plans below.

PENSION PLAN BENEFITS

The Company has established a retirement compensation arrangement entitled the Taseko Mines RCA Trust (“RCA Trust”) to provide benefits to Mr. Hallbauer, Mr. Mitchell, Mr. McManus, Mr. Battison Mr. Jones and Mr. Rouleau on or after retirement and in recognition of their long service. The RCA Trust is a registered defined contribution pension plan under the Canada Income Tax Act. The account balances under the RCA Trust are invested in accordance with the individual participants’ election from the investment options offered by the Trust. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

Named Executive Officer	Accumulated Value at January 1, 2011 ($)	Compensatory ($)	Non- compensatory ($)	Accumulated value at December 31, 2011 ($)
Russell E.Hallbauer	401,494	77,500	Nil	478,994
Peter Mitchell	147,925	52,973	Nil	200,898
John W. McManus	120,425	48,374	Nil	168,799
Brian Battison	120,425	47,366	Nil	167,791
Scott Jones	147,925	51,951	Nil	199,876
David Rouleau	Nil	44,463	Nil	44,463

Note: The amounts reported in the above table reflect the accumulated equity inside the defined contribution pension plan within the RCA Trust, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written employment contracts are in place between the Company and Peter Mitchell (dated September 15, 2008), John McManus (dated September 25, 2008, as amended), Brian Battison (dated September 30, 2008, as amended), Scott Jones (dated September 25, 2008, as amended) and David Rouleau (dated May 1, 2010). Under these agreements, Messrs. Mitchell, McManus, Battison, Jones and Rouleau are required to work full time for the Company and are eligible to receive stock options and a performance based bonus at the discretion of the Compensation Committee and the Board and other standard benefits made available by the Company. Under their agreements an amount equal to 12 months, in the case of Mr. Mitchell, and nine months in the case of Messrs. McManus, Battison, Jones and Rouleau, salary is payable in the event of a termination without cause other than in connection with a change of control as discussed below. Russell Hallbauer, the President and CEO of the Company, is currently employed by Hunter Dickinson Services Inc. (“HDSI”) and provides services to the Company under the terms of the corporate services agreement dated July 2, 2010 between the Company and HDSI. Under the above-referenced agreements with Messrs. Mitchell, McManus, Battison and Jones, in the event of a change of control of the Company, if a termination without cause or a resignation occurs within 12 months following the change of control, Mr. Mitchell is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus, Mr. McManus is entitled to receive, among other things, an amount equal to 30 months salary and accrued bonus, each of Messrs. Battison, Jones and Rouleau is entitled to receive, among other things, an amount equal to 24 months salary and accrued bonus, and all stock options held by these individuals will fully vest. The Company has also entered into a change of control agreement with Russell Hallbauer, the President and CEO of the Company dated March 17, 2009. Under this agreement, Mr. Hallbauer is entitled to receive, among other things, an amount equal to 32 months salary and accrued bonus, and all stock options held by Mr. Hallbauer will fully vest, if a termination without cause or a resignation occurs within 12 months following the change of control. Please see Statement of Executive Compensation above.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2011, are as follows:

NEO		Termination Without Cause	Change of Control
Russell E. Hallbauer	Salary	$ 519,000	$ 1,384,000
	Bonus	Nil	$ 310,000
Peter Mitchell	Salary	$ 327,000	$ 817,500
	Bonus	Nil	$ 162,000
John W. McManus	Salary	$ 237,750	$ 792,500
	Bonus	Nil	$ 152,000
Brian Battison	Salary	$ 177,750	$ 474,000
	Bonus	Nil	$ 95,000
Scott Jones	Salary	$ 170,250	$ 454,000
	Bonus	Nil	$ 91,000
David Rouleau	Salary	$ 174,000	$ 464,000
	Bonus	Nil	$ 93,000

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

DIRECTOR COMPENSATION

Each independent director of the Company, (namely, William P. Armstrong, T. Barry Coughlan, H. Wayne Kirk, Alexander G. Morrison and Richard A. Mundie) were paid an annual director’s fee of $50,000, plus an additional fee of $7,500 for the Audit Committee Chairperson, and $3,000 for other Committee Chairpersons. Executive officers do not receive additional compensation for serving as directors. Directors who are affiliated with Hunter Dickinson Services Inc. (“HDSI”) are paid a fee through HDSI for their services based on time spent on the Company’s matters during the year.

Director Compensation Table

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s twelve months ended December 31, 2011 is:

Name of Director	Fees earned(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William P. Armstrong(3)	55,500	311,000	Nil	Nil	Nil	366,500
T. Barry Coughlan (4)	55,500	311,000	Nil	Nil	Nil	366,500

Name of Director	Fees earned(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Scott D. Cousens (5)	110,000	311,000	Nil	Nil	Nil	421,000
Robert A. Dickinson (5)	55,000	311,000	Nil	Nil	Nil	366,000
Alexander G. Morrison	36,667	297,000	Nil	Nil	Nil	333,667
H. Wayne Kirk(7)	55,500	311,000	Nil	Nil	Nil	366,500
Richard A. Mundie (6)	59,375	311,000	Nil	Nil	Nil	370,375
Ronald W. Thiessen (5)	179,000	388,750	Nil	Nil	Nil	567,750

Notes:
(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.
(2)	The dollar amount based on the grant date fair value of the award for a covered financial year.
(3)	Environmental, Health and Safety Committee Chairman
(4)	Compensation Committee Chairman
(5)	Fees for Messrs. Cousens, Dickinson and Thiessen are paid by Hunter Dickinson Services Inc. and invoiced to the Company at cost.
(6)	Audit Committee Chairman.
(7)	Nominating and Governance Committee Chairman.

The following table sets out all option-based awards outstanding as at December 31, 2011, for each director.

Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the-money options(3) ($)
William P. Armstrong	100,000 126,000 100,000 100,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	164,000 136,080 - -
T. Barry Coughlan	50,000 91,000 100,000 100,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	82,000 98,280 - -
Scott D. Cousens	100,000 101,000 100,000 100,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	164,000 109,080 - -
Robert A. Dickinson	50,000 101,000 100,000 100,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	82,000 109,080 - -

Option-based Awards
Name of Director	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the-money options(3) ($)
H. Wayne Kirk	35,000 34,000 100,000 100,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	57,400 36,720 - -
Richard A. Mundie	100,000 100,000	4.46 5.13	01 – 05 – 2015 01 – 04 - 2016	- -
Alexander G. Morrison	100,000	5.74	04 – 07 – 2016	-
Ronald W. Thiessen	125,000 170,000 125,000 125,000	1.15 1.71 4.46 5.13	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016	205,000 183,600 - -

Notes:
(1)	Option ownership information is based on insider reports available at www.sedi.com.
(2)	The value as at December 31, 2011 is calculated by determining the difference between the market price as at December 31, 2011 and the exercise price of the options.

Subsequent to December 31, 2011, the following options were granted to the Directors:

Name	Options granted	Grant Date	Expiry Date	Exercise Price
William P. Armstrong	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
T. Barry Coughlan	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Scott D. Cousens	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Robert A. Dickinson	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Alexander G. Morrison	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
H. Wayne Kirk	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Richard A. Mundie	100,000	Jan 3, 2012	Jan 3, 2017	$ 2.65
Ronald W. Thiessen	125,000	Jan 3, 2012	Jan 3, 2017	$ 2.65

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2011, for each director.

Name	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	316,579	Nil
T. Barry Coughlan	275,861	Nil
Scott D. Cousens	287,497	Nil
Robert A. Dickinson	287,497	Nil
H. Wayne Kirk	287,497	Nil
Alexander G. Morrison	-	Nil
Richard A. Mundie	15,667	Nil
Ronald W. Thiessen	410,269	Nil

Notes:
(1)

These amounts represent the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. The value of each amount has been determined by taking the difference between the market price of the shares at the vesting date and the exercise price of the option. As at the vesting dates, the market price of the shares was below the exercise price of the options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the directors adopted a Share Option Plan (the “Plan”) in respect of which shareholders are required to ratify any material amendments and approve its continuation every three years by ordinary resolution (50%+1 of the shares voted). Shareholders last approved the continuation of the Plan at the annual general meeting held June 16, 2009.

Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company may be reserved for issuance under the Plan. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan because as options are exercised, the base of outstanding issued shares on which the 10% applies increases.

At the date of this Information Circular, options to purchase an aggregate of 13,482,500 Common Shares were outstanding, representing approximately 7% of issued and outstanding Common Shares. The Board is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

Amendment Restricting Options to Independent Directors

On April 27, 2012 the Board authorized an amendment to the Plan to include provisions limiting the number of Common Shares issuable under option, or any other of the Company’s share compensation arrangements, at any time outstanding to independent directors to 1% of the total issued and outstanding Common Shares of the Company, from time to time, unless it first obtains Disinterested Shareholder Approval (defined below) to do so. The Plan is available for download from Taseko’s public file at SEDAR at www.sedar.com.

The material terms of the Plan are:

  The exercise price of an option will be set by the Board at the time such option is allocated under the Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Plan and rules of the TSX, is based on the five day volume weighted average trading price (“VWAP”) of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume

  An Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

  An option may be exercisable for a maximum of 10 years from the effective date under the plan, although options have generally been granted with a five year term.

  Options may be granted subject to certain requirements such as remaining with the Company for a period after the grant. These conditions are called “vesting conditions”. Vesting of options is at the discretion of the Board, and will generally be subject to:

  the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; and/or remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

  No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(b)

vested options normally expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

(c)

in the case of an optionee being dismissed from employment or service for cause, such optionee’s options, whether or not vested at the date of dismissal will immediately terminate without right to exercise them;

(d)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(e)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

  All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender the underlying Common Shares to such bid.

  If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

  Subject to provisions of the Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

With respect to amendment of the Plan, none of the following actions will become effective without first obtaining Disinterested Shareholder Approval:

(i)	Common Shares being issuable to insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)

Common Shares being issuable to insiders under the Plan, when combined with all of the Company’s other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period; and

(iii)	a reduction in the exercise price of an option to an insider or an extension of the term of an option granted hereunder benefiting an insider.

Subject to any necessary TSX approval, the Board may in its absolute discretion, and for avoidance of doubt, without further shareholders approval, amend or modify the Plan or any option granted as follows:

(1)	it may make amendments which are of a typographical, grammatical or clerical nature;

(2)	it may change the vesting provisions of an option granted under the Plan;

(3)	it may change the termination provision of an option granted under the Plan which does not entail an extension beyond the original expiry date of such option;

(4)	it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the shares reserved under the Plan;

(5)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(6)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(7)	it may make such amendments as reduce, and do not increase, the benefits of the Plan to service providers.

The Compensation Committee approves base salaries, annual cash incentives and stock options to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with the policies of the TSX Exchange.

Definitions:

A “disinterested shareholder” means a shareholder that is not an Insider to whom options may be granted under the Plan nor are they an Associate of any Insider.

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means, if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Option Plan)	11,294,500	$3.22	8,355,990
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,294,500	$3.22	8,355,990

Note: Since December 31, 2011 options have been granted to directors and employees to purchase 2,549,000 Common Shares at an exercise price of $2.65 expiring on January 3, 2017; 21,000 Common Shares at an exercise price of $3.62 expiring on February 3, 2015 and 30,000 common shares at an exercise price of $3.72 expiring on February 7, 2015.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2011, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. (“HDSI”) is a private company which is owned privately by persons which include Taseko directors Messrs. Hallbauer, Thiessen, Cousens, and Dickinson. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on fair market value basis pursuant to an agreement dated July 2, 2010 (the “Services Agreement”).

Pursuant to the Services Agreement an aggregate of approximately $4 million was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2011.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuation of the Option Plan for a Three Year Period

The TSX requires listed issuers to seek shareholder approval for the renewal of any “rolling” ( i.e. constant % of the Company’s outstanding shares , as they increase over time) stock option plan at every third annual meeting of the Company by ordinary resolution. The Plan was last approved by shareholders at the annual general meeting held in 2009. See heading “Securities Authorized for Issuance Under Equity Compensation Plans” for disclosure and material terms of Plan. The Board believes that the Plan is a necessary employee and officer recruitment tool and is therefore requesting that shareholders ratify and approve the Plan for a further three years.

All previously allocated options will continue unaffected by approval or disapproval of the resolution.

If shareholders fail to approve the resolution for the renewal of the Plan, the Company will not be in a position to grant further options and all previously granted options will not be available for re-allocation if the options are cancelled prior to exercise.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved that:

a)	the currently available and unallocated options issuable pursuant to the Plan are hereby approved and authorized until June 1, 2015;

b)

the Plan is hereby continued , subject to the requirement that the Plan be again submitted to shareholders of the Company for approval by no later than the June 1, 2015 annual general meeting of the shareholders of the Company ;

The Board recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2011, the auditor’s report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company’s most current interim financial statements and related management discussion and analysis, Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 1, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Russell Hallbauer”

Russell Hallbauer
President and Chief Executive Officer